SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Summary Consolidated Financials Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Revenues	3,621	4,855	5,179	43.0%	6.7%	9,618	13,669	42.1%
EBITDA	1,214	1,545	1,533	26.3%	-0.8%	3,184	4,114	29.2%
Adjusted EBITDA	1,154	1,500	1,498	29.8%	-0.1%	3,005	3,971	32.1%
Operating income before impairment of assets	428	850	805	88.1%	-5.3%	816	2,034	149.4%
Operating income	428	850	701	63.8%	-17.6%	816	1,930	136.6%
Net income before impairment of assets	237	798	746	214.9%	-6.5%	(280)	1,792	N/A
Net income	237	798	678	186.3%	-15.0%	(280)	1,724	N/A
EPS	0.59	2.01	1.72	191.5%	-14.4%	(0.69)	4.37	N/A
Capex	696	932	1,186	70.5%	27.3%	1,763	2,865	62.5%
FCF	144	310	262	81.7%	-15.3%	740	963	30.1%
Cash and cash equivalents	1,034	1,243	1,335	29.1%	7.4%	1,034	1,335	29.1%
Total debt	7,489	7,085	6,989	-6.7%	-1.4%	7,489	6,989	-6.7%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS

•

Adjusted EBITDA remained very strong reaching the US$1.5 billion quarterly mark for the second time in a row and expanding 30% y/y primarily on the back of improved pricing across our business segments and an enlarged hydrocarbon production based and despite significant cost pressures.

•

Total hydrocarbon production remained flat vis à vis the previous quarter at 504 Kboe/d, while increasing 1.8% y/y boosted by a strong 7.3% expansion in our crude oil production, which averaged 225 thousand barrels per day in the quarter.

•

Shale oil and shale gas production continued delivering healthy growth rates, with 48% and 22% y/y expansions, respectively, while we continued making progress on operational efficiencies setting new records on fracking and drilling speeds.

•	Domestic fuels’ demand remained strong in the quarter, standing 11.3% above pre-pandemic levels of 3Q19, and 1.7% q/q, resulting in a new quarterly record in domestic sales of diesel.

•

Processing levels at our refineries recorded a slight sequential decrease during the quarter primarily driven by a programmed maintenance stoppage in the Plaza Huincul refinery. However, production of gasoline and middle destillates increased during the quarter through the maximization of our refinery conversion levels which, together with higher imported volumes, allowed to meet the historical high diesel demand and partially rebuild inventories.

•

Total OPEX for the quarter expanded by 6.4% sequentially, primarily as a result of the appreciation of the Argentine Peso in real terms, as inflation and wage increases continued to climb faster than the devaluation of the currency.

•

CAPEX activity continued gaining speed in 3Q22 expanding 27.3% q/q and 70.5% y/y, totaling US$1.2 billion and accumulating US$3.6 billion during the 9M22, being on track to fully deploy our updated target for the year.

•

Free cash flow was positive for the tenth consecutive quarter at US$262 million – accumulating US$966 million during 9M22, allowing for a further reduction in our net debt to US$5,655 million and taking the net leverage ratio down to 1.18x.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Diesel	1,220	1,775	1,950	59.8%	9.9%	3,252	5,008	54.0%
Gasoline	720	880	878	21.9%	-0.3%	1,914	2,575	34.5%
Natural gas as producers (third parties)	507	444	499	-1.6%	12.3%	1,160	1,269	9.4%
Other	775	1,069	1,248	61.1%	16.8%	2,148	3,065	42.7%

Total Domestic Market	3,222	4,168	4,575	42.0%	9.8%	8,475	11,917	40.6%

Jet fuel	33	122	120	269.6%	-1.3%	83	327	296.2%
Grain and flours	159	304	220	38.0%	-27.7%	503	637	26.7%
Crude oil	6	0	0	N/A	N/A	23	5	-76.6%
Petchem & Other	201	261	264	30.9%	1.1%	535	782	46.0%

Total Export Market	399	687	604	51.3%	-12.1%	1,144	1,752	53.2%

Total Revenues	3,621	4,855	5,179	43.0%	6.7%	9,618	13,669	42.1%

During 3Q22, revenues totaled US$5,179 million, increasing by 6.7% q/q and 43.0% y/y. On a sequential basis, this growth was primarily due to higher diesel and natural gas prices, and higher volumes dispatched of gasoline, natural gas and jet fuel.

•

Total diesel revenues in the domestic market (retail and wholesale) – 37.7% of total revenues – increased by 9.9% sequentially driven by an expansion of 9.7% in prices while volumes dispatched remained virtually unchanged (+0.2%), maintaining the all-time-high demand recorded during the previous quarter. It is worth highlighting that diesel demand in the agro business declined by 21% during the quarter, fully compensated by an increasing demand in the retail and industrial segments.

•

Gasoline sales in the local market – 16.9% of total sales – remained essentially flat q/q (-0.3%), where the contraction in prices, measured in dollar terms, almost offset the expansion in demand of 4.1%.

•

Natural gas revenues as producers sold to third parties in the domestic market, representing 9.6% of total sales, increased by 12.3% q/q reflecting the benefit of higher average realization prices by 10.6% driven by the seasonality factor included in the Plan GasAR between May and September, while volumes slightly increased by 1.5%.

•

Other domestic sales jumped 16.8% q/q mainly due to higher sales of jet fuel and natural gas to the retail distribution segment -through our subsidiary Metrogas-. Moreover, sales of some refined products, such as lubricants and coal, increased during Q3 benefited from a higher pricing environment, despite a 12.6% decline q/q in Brent oil price.

•

Export revenues decreased by 12.1% q/q mainly due to lower exports of grain and flours, on the back of a lower seasonal demand, partially offset by higher natural gas exports, which represented almost 4% of total natural gas sales as producers, sold with a remarkable price of 7.5 USD/MBTU.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Lifting cost	(495)	(610)	(631)	27.6%	3.5%	(1,365)	(1,774)	30.0%
Other Upstream	(71)	(85)	(89)	25.4%	4.7%	(424)	(230)	-45.7%
Refining & Logistics	(284)	(344)	(378)	32.9%	9.8%	(768)	(1,011)	31.6%
Other Downstream	(124)	(148)	(166)	33.7%	12.4%	(334)	(421)	26.2%
G&P, Corpo. & Other	(105)	(171)	(181)	72.0%	5.6%	(64)	(478)	646.2%

Total OPEX	(1,079)	(1,358)	(1,444)	33.9%	6.4%	(2,955)	(3,914)	32.5%

Depreciation & Amortization	(780)	(693)	(722)	-7.4%	4.3%	(2,363)	(2,066)	-12.5%
Royalties	(221)	(242)	(263)	18.8%	8.7%	(579)	(720)	24.3%
Other	(124)	(186)	(174)	40.1%	-6.7%	(356)	(483)	35.5%

Total Other Costs	(1,126)	(1,121)	(1,159)	2.9%	3.4%	(3,298)	(3,269)	-0.9%

Fuels imports	(170)	(346)	(568)	235.0%	64.2%	(339)	(1,248)	268.0%
Crude oil purchases to third parties	(235)	(310)	(361)	53.6%	16.5%	(735)	(927)	26.1%
Biofuel purchases	(136)	(251)	(304)	123.9%	20.8%	(333)	(722)	116.6%
Non-oil agro purchases	(311)	(503)	(386)	23.8%	-23.3%	(752)	(1,080)	43.7%
Other purchases	(265)	(315)	(408)	54.2%	29.7%	(625)	(918)	46.8%
Stock variations	95	210	272	187.6%	29.3%	206	485	135.8%

Total Purchases & Stock Variations	(1,022)	(1,515)	(1,755)	71.7%	15.9%	(2,579)	(4,410)	71.0%

Other operating results, net	34	(12)	(16)	N/A	36.3%	30	(41)	N/A
Impairment of assets	—	—	(104)	N/A	N/A	—	(104)	N/A

Operating Costs + Purchases + Impairment of Assets	(3,193)	(4,005)	(4,478)	40.2%	11.8%	(7,198)	(8,483)	17.9%

Stock variations include price effects by US$30 million in 3Q21, US$131 million for 2Q22 and US$151 million for 3Q22.

In terms of costs, operating expenses (OPEX) in the third quarter totaled US$1,444 million, expanding 6.4% compared to 2Q22 due to the continued overall accelerated inflationary environment and a slower-than-expected pace of the currency depreciation, combined with higher transportation costs and increased maitainance activity on the back of the 2 months programmed stoppage of our Plaza Huincul refiney. In the same line, when compared to the same period of last year, total OPEX increased 33.9%, driven by the inflationary macroeconomic enviroment described above, coupled by an overall growth across our business, on the back of higher O&G production, processing levels and demand.

Total Purchases and Stock Variations, a category highly correlated with demand levels for refined and non-oil agro products, increased by 15.9% sequentially.

•

Gasoline and diesel imports increased by 75.7% q/q, driven by 67.9% higher imported volumes combined with higher prices by 4.7%. The expansion of both gasoline and diesel import volumes, which represented 13% of total fuels sales, together with higher gasoline and middle destilated production out of our refineries, allowed to meet the higher demand and partially restock inventories.

•

Crude oil purchases grew by 16.5% q/q led by an increase in volumes of 12.8%, due to a rebuild in refineries inventories, and higher prices of 3.3%, aligned with the sequentuial increase in fuels price at the pump.

•	Non-oil agro purchases decreased by 23.3% sequentially, mainly due to lower seasonal demand of grains and flours, aligned with the lower sales of these products.

•

Biofuel purchases grew by 19.8%, where biodiesel increased 25.4% and bioethanol expanded 12.8%. Biodiesel variation can be explained through a higher blend in diesel sales that has been in place since mid-June, partially offset by a decrease of 12.3% in prices. On the other hand, bioethanol purchases increased mainly due to higher gasoline demand.

In terms of our inventories, a positive stock variation of US$272 million was recorded during 3Q22, mainly due to higher crude and diesel inventories, as well as an upward trend in the replacement cost of our inventories.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Operating income	428	850	701	63.8%	-17.6%	816	1,930	136.6%

Interests in companies and joint ventures	45	133	145	225.4%	8.7%	117	393	235.6%
Financial results, net	(82)	(4)	115	N/A	N/A	(247)	67	N/A
Income tax	(153)	(181)	(282)	84.2%	55.8%	(966)	(666)	-31.1%

Net Income	237	798	678	186.3%	-15.0%	(280)	1,724	N/A

Net Income before impairment of assets	237	798	746	214.9%	-6.5%	(280)	1,792	N/A

Net financial results for 3Q22 represented a US$115 million gain compared to the loss of US$4 million posted in 2Q22. This was primarily led by the higher devaluation of Argentinian currency; higher interests rates on our liquidity and lower debt intereses accrued owing to the reduction of our financial debt.

As a result of the operating and financial evolution, earnings before taxes in Q3 reached a positive mark of US$ 960 million, slightly decreasing by 1.9% q/q, while net income for the quarter resulted in a gain of US$678 million, compared to the gain of US$798 million in 2Q22, accumulating over 1.7 billion during the first 9 months of the year.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Adjusted EBITDA for 3Q22 reached a quarterly mark of US$1,498 million, remaining roughly stable on a sequential basis. When compared to the same period of last year, EBITDA increased 29.8% mainly due to higher realization prices across the board, including higher prices of diesel, gasoline, natural gas and other international-priced products and the expansion in oil production and processing levels, partially offset by higher OPEX.

The below tables display the reconciliation between EBITDA and Adjusted EBITDA for the quarter:

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Q/Q Δ
Net Income	237	798	678	186.3%	-15.0%	(280)	1,724	N/A
Financial results, net	82	4	(115)	N/A	N/A	247	(67)	N/A
Interests in companies and joint ventures	(45)	(133)	(145)	225.4%	8.7%	(117)	(393)	235.6%
Income tax	153	181	282	84.2%	55.8%	966	666	-31.1%
Unproductive exploratory drillings	5	2	6	16.6%	157.8%	6	13	125.4%
Depreciation & amortization	780	693	722	-7.4%	4.3%	2,363	2,066	-12.5%
Impairment of assets	—	—	104	N/A	N/A	—	104	N/A

EBITDA	1,214	1,545	1,533	26.3%	-0.8%	3,184	4,114	29.2%

Leasing	(64)	(63)	(74)	15.8%	16.4%	(188)	(202)	7.6%
Other adjustments	5	19	39	753.6%	106.3%	9	59	591.5%

Adjusted EBITDA	1,154	1,500	1,498	29.8%	-0.1%	3,005	3,971	32.1%

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	302	374	49	(118)	94	701
Depreciation & amortization	541	139	20	23	(1)	722
Unproductive exploratory drillings	6	—	—	—	—	6
Impairment of assets	104	—	—	—	—	104

EBITDA	953	513	69	(95)	93	1,533

Leasing	(48)	(20)	(6)	—	—	(74)
Other adjustments	1	1	(5)	41	—	39

Adjusted EBITDA	906	494	58	(54)	93	1,498

The main variations of Adjusted EBITDA for the quarter by business segment are displayed on the below chart:

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Operating data Unaudited Figures	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	209.4	225.3	224.8	7.3%	-0.2%	209.1	224.1	7.2%

Conventional	153.8	148.3	144.7	-5.9%	-2.4%	156.4	147.2	-5.8%
Shale	52.1	73.9	77.0	47.8%	4.2%	49.5	73.8	49.1%
Tight	3.5	3.2	3.1	-12.0%	-3.0%	3.3	3.1	-4.9%

NGL Production (Kbbld)	41.7	41.7	38.0	-8.8%	-8.9%	36.0	41.3	14.8%

Conventional	14.8	16.8	14.7	-0.9%	-12.5%	16.5	15.7	-4.4%
Shale	25.3	23.7	22.3	-12.0%	-6.1%	18.0	24.3	34.9%
Tight	1.6	1.3	1.1	-31.1%	-15.2%	1.5	1.3	-14.2%

Gas Production (Mm3d)	38.9	37.6	38.4	-1.2%	2.1%	34.9	38.0	8.9%

Conventional	16.9	15.2	15.0	-11.2%	-1.4%	17.5	15.2	-13.2%
Shale	14.0	15.5	17.1	22.2%	10.9%	9.7	16.0	65.0%
Tight	8.0	7.0	6.3	-21.0%	-9.6%	7.7	6.9	-11.3%

Total Production (Kboed)	495.6	503.7	504.4	1.8%	0.1%	464.8	504.6	8.6%

Conventional	274.8	260.6	253.6	-7.7%	-2.7%	283.1	258.7	-8.6%
Shale	165.5	194.7	207.0	25.0%	6.3%	128.3	198.4	54.7%
Tight	55.3	48.3	43.8	-20.7%	-9.3%	53.4	47.5	-11.0%
Average realization prices
Crude Oil (USD/bbl)	55.3	65.1	67.5	21.9%	3.6%	52.4	63.9	22.1%
Natural Gas (USD/MMBTU) (*)	4.2	3.9	4.4	4.5%	13.1%	3.7	3.8	1.2%

(*)	Average realization price for third parties

Total hydrocarbon production remained stable sequentially, recording a 1.8% increase year over year boosted by a strong 7.3% expansion in our crude oil production, almost unchanged against Q2. On the natural gas side, production jumped 2.1% on a sequential basis, while NGLs production was negatively affected by programmed maintenance activities at MEGA during the months of August and September, resulting in an 8.9% q/q contraction.

Shale production continued expanding strongly during the quarter, where shale oil and shale gas increased by 47.8% and 22.2% y/y, respectively, representing 41.0% of our total consolidated production, growing from 33.4% a year ago.

Average daily crude oil production remained almost flat (-0.2% q/q), where shale production expanded by 4.2% and conventional production dropped 2.4% driven by the natural decline of our mature fields, partially offset by the positive results of the tertiary recovery. Regarding tertiary production, it is worth mentioning the progress achieved so far in the Manantiales Behr block, currently operating 8 Polymer Injection Units leading into new production records (26.6 kbbl/d during October, representing 28% of total production), as well as the promising results from the main three key pilots beyond Manantiales Behr being deployed at Chachahuen in Mendoza, El Trebol in Chubut and Los Perales in Santa Cruz.

On the natural gas side, average daily production increased by 2.1% q/q, driven by a 10.9% higher shale gas production, which was slightly offset by the 1.4% reduction in our conventional production.

Oil and gas realization prices increased sequentially. Our average realization oil price increased by 3.6% q/q aligned with local fuel price adjustments implemented during the quarter, to about US$67.5 per barrel, although still priced at a discount to export parity. On the gas side, the average price for third parties for the quarter was 4.4US$/MMBTU rising by 13.1% q/q supported by the seasonality factor included in the Plan GasAR between May and September.

In 3Q22, total segment revenues reached US$2,008 million, increasing by 14.8% compared to 2Q22 and 25.2% y/y.

•	Crude oil revenues expanded by 14.5% q/q mainly led by a rise of 10.5% q/q in sales volumes as described above.

•	Natural gas revenues went up by 16.2% q/q, mainly due the seasonal price increase of 13.1% detailed previously, coupled by an increase of 2.8% in volumes sold.

Upstream Financials Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Crude oil	1,065	1,263	1,445	35.8%	14.5%	2,986	3,860	29.3%
Natural gas	536	487	566	5.6%	16.2%	1,244	1,439	15.6%
Other	4	(1)	(3)	N/A	354.7%	7	(2)	N/A

Revenues	1,604	1,749	2,008	25.2%	14.8%	4,237	5,296	25.0%

Depreciation & amortization	(606)	(506)	(541)	-10.7%	7.0%	(1,850)	(1,522)	-17.7%
Lifting cost	(495)	(610)	(631)	27.6%	3.5%	(1,365)	(1,774)	30.0%
Royalties	(221)	(239)	(259)	17.3%	8.7%	(579)	(711)	22.6%
Exploration expenses	(10)	(13)	(19)	92.5%	45.5%	(20)	(42)	111.3%
Other	(50)	(45)	(152)	201.9%	241.7%	(193)	(285)	47.7%

Operating income before impairment of assets	222	337	406	82.8%	20.3%	229	962	320.6%

Impairment of assets	—	—	(104)	N/A	N/A	—	(104)	N/A

Operating income	222	337	302	36.0%	-10.5%	229	858	275.2%

Depreciation & amortization	606	506	541	-10.7%	7.0%	1,850	1,522	-17.7%
Unproductive exploratory drillings	5	2	6	16.6%	157.8%	6	13	125.4%
Impairment of assets	—	—	104	N/A	N/A	—	104	N/A

EBITDA	833	845	953	14.4%	12.7%	2,085	2,497	19.8%

Leasing	(38)	(39)	(48)	27.2%	24.7%	(115)	(124)	8.1%
Other adjustments	0	1	1	478.3%	76.4%	0	2	506.6%

Adjusted EBITDA	795	807	906	13.9%	12.2%	1,970	2,375	20.6%

Capex	559	730	867	54.9%	18.7%	1,465	2,203	50.4%

Unit Cash Costs Unaudited Figures, in US$/boe	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Lifting Cost	10.8	13.3	13.6	25.4%	2.3%	10.8	12.9	19.9%
Royalties and other taxes	5.2	5.7	6.2	18.8%	9.6%	5.0	5.7	14.7%
Other Costs	1.7	2.1	2.1	23.0%	1.9%	2.0	1.9	-4.5%

Total Cash Costs (US$/boe)	17.8	21.0	21.9	22.9%	4.2%	17.7	20.5	15.7%

In terms of our cost structure per unit basis, total cash costs increased by 4.2% sequentially and 22.9% y/y, due to the following:

•

Lifting cost increased by 2.3% q/q mainly driven by cost pressures in local currency that continue to run higher than the FX depreciation. Compared to 3Q21, lifting cost expanded 25.4%, driven by the previously mentioned inflationary process and the higher activity in terms of production, pulling and maitainance costs. When breaking down our lifting costs by type of operation in 3Q22, our unconventional activities averaged 3.8 US$/BOE a decrease of 1.4% q/q while our conventional activities averaged US$21.7 per BOE, a rise of 6.0% q/q. Lifting cost within our shale core hub achieved a further increase from 3.5 US$/boe in 2Q22 to 3.7 US$/boe in 3Q22, primarily due to the combination of higher maintenance activities and general cost pressures.

•

Royalties within the upstream segment and other taxes increased 9.6% sequentially, where natural gas royalties increased by 18.2%, and oil royalties went up by 5.6%, mainly due to higher realization prices.

In summary, adjusted EBITDA for the upstream segment reached US$906 million in the quarter, growing by 12.2% q/q and 13.9% y/y.

CAPEX:

During Q3 upstream capex totaled US$867 million, increasing by 18.7% sequentially and 54.9% y/y, where 70.7% was allocated to drilling and workover activities, 26.8% to new facilities or the expansion of existing ones, and the remaining 2.5% to exploration and other upstream activities.

During this quarter, drilling and workover activities continued with the positive trend initiated at the beginning of the year, completing a total of 75 new wells in our operated blocks. Regarding activity within our unconventional upstream operations, during the quarter, we completed a total of 36 new horizontal wells in our operated blocks, 33 of shale oil and 3 of shale gas and drilled a total of 47 new horizontal wells, 38 of which were in oil-producing blocks and 9 targeting shale gas, representing a new quarterly mark in terms of drilling activity.

In terms of efficiencies within our shale operations, during the third quarter we continued setting new records on drilling and fracking performance, averaging 259 meters per day in drilling and over 210 stages per set per month on fracking, increasing by 29% and 13% respectively, when compared to the same quarter in 2021. As an example of these productivity improvements, during the quarter we drilled the first slim-design wells with more than 4,000 meters of lateral length in Rincón del Mangrullo block, setting a new record in terms of horizontal length for a well with “slim-design”.

Moreover, we continued with the strategy of developing Vaca Muerta beyond the core hub blocks. In that regard, during the months of September and October we tied in 2 wells at our fully-owned Lajas Este block and we have just finished drilling the first delineation well at the Loma Amarilla block, also 100% owned by us, targeting to fracture it before the end of this year.

On the conventional side, our operations maintained their focus on sustainability related activities aiming to further reduce the priority risks in our facilities. At the same time, as described above, tertiary recovery activities continued being highly relevant during the quarter in the Manantiales Behr, El Trébol, Los Perales and Cañadón León blocks and secondary recovery activities remained on track mainly concentrated in the Golfo San Jorge basin.

4.2. DOWNSTREAM

Downstream Operating data Unaudited Figures	3Q21	2Q22	3Q22	Y/Y Δ		Q/ Q Δ		9M21	9M22	Y/Y Δ
Crude processed (Kbbld)	263.0	287.6	279.0	6.1%		-3.0%		267.5	282.8	5.7%
Refinery utilization (%)	80%	88%	85%	490	bps	-260	bps	82%	86%	465	bps

Sales volume

Sales of refined products (Km3)	4,610	4,743	4,920	6.7%		3.7%		13,015	14,235	9.4%

Total domestic market	4,297	4,416	4,535	5.5%		2.7%		12,174	13,160	8.1%
of which Gasoline	1,263	1,364	1,419	12.4%		4.1%		3,534	4,193	18.6%
of which Diesel	2,084	2,284	2,288	9.8%		0.2%		5,826	6,602	13.3%
Total export market	313	328	385	23.0%		17.5%		840	1,074	27.9%

Sales of petrochemical products (Ktn)	197	139	115	-41.6%		-17.0%		567	382	-32.6%

Domestic market	137	111	90	-34.1%		-18.9%		376	301	-20.0%
Export market	60	27	25	-58.6%		-8.9%		192	82	-57.3%

Sales of grain, flours and oils (Ktn)	381	517	449	17.6%		-13.2%		1,132	1,237	9.2%

Domestic market	4	39	50	1117.2%		29.3%		26	96	265.9%
Export market	377	478	398	5.6%		-16.6%		1,106	1,140	3.1%

Sales of fertilizers (Ktn)	25	166	242	866.0%		45.6%		539	512	-4.9%

Domestic market	25	166	242	866.0%		45.6%		539	512	-4.9%

Net average prices of fuels in the domestic market
Gasoline (USD/m3)	516	589	564	9.3%		-4.3%		497	562	13.1%
Diesel (USD/m3)	552	738	810	46.8%		9.7%		528	719	36.2%
Other refined products (USD/bbl)	72	106	104	44.2%		-2.5%		66	99	49.8%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

Crude oil processed during the quarter stood at 279.0 Kbbl/d, which represented a decrease of 3.0% q/q and an increase of 6.1% y/y. The utilization rate was 85.0% and, despite the lower processing levels, during the third quarter we achieved a new record of gasoline and middle distillates production through the maximization of our refinery conversion levels. The sequential decrease in processing levels was primarily driven by a programmed maintenance stoppage in the Plaza Huincul refinery.

Domestic gasoline sales volumes increased by 4.1% q/q surpassing pre-pandemic levels by 9.4%, while domestic diesel volumes remained roughly stable sequentially, maintaining the record levels achieved during the previous quarter, standing 12.9% above pre-pandemic levels of the same third quarter of 2019. It is worth highlighting that diesel demand in the agro business declined by 21% during the quarter due to an intense drought, fully compensated by an increasing demand in the retail and industrial segments.

Net average diesel prices in the domestic market measured in U.S. dollar terms increased by 9.7% q/q, while net average gasoline prices decreased by 4.3% q/q. The sequential variation was the result of an active pricing policy at the pump, aiming at compensating the depreciation of the currency while also managing to partially track import parities. Moreover, during the third quarter, we have continued benefiting from a high pricing environment on the basket of refined products, other than gasoline and diesel, which represent between 15% and 20% of our total revenues. While the average price for this basket declined by 2.5% versus the previous quarter, among a decline of 13% in Brent oil price, it remained 44.2% above the average for the third quarter of 2021.

Downstream Financials Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Diesel	1,220	1,775	1,950	59.8%	9.9%	3,252	5,008	54.0%
Gasoline	720	880	878	21.9%	-0.3%	1,914	2,575	34.5%
Other domestic market	528	844	1,007	90.8%	19.4%	1,613	2,473	53.3%
Export market	394	671	559	41.9%	-16.8%	1,127	1,653	46.6%

Revenues	2,861	4,170	4,394	53.6%	5.4%	7,907	11,708	48.1%

Depreciation & amortization	(141)	(138)	(139)	-1.1%	1.0%	(415)	(411)	-1.0%
Refining & Logistics costs	(284)	(344)	(378)	32.9%	9.8%	(768)	(1,011)	31.6%
Fuels imports	(170)	(346)	(568)	235.0%	64.2%	(339)	(1,248)	268.0%
Crude oil purchases (intersegment + third parties)	(1,300)	(1,600)	(1,833)	41.1%	14.6%	(3,721)	(4,867)	30.8%
Biofuel purchases	(136)	(251)	(304)	123.9%	20.8%	(333)	(722)	116.6%
Non-oil agro purchases	(311)	(503)	(386)	23.8%	-23.3%	(752)	(1,080)	43.7%
Other	(285)	(364)	(413)	44.7%	13.6%	(802)	(1,061)	32.2%

Operating income before impairment of assets	235	625	374	59.2%	-40.2%	776	1,308	68.6%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	235	625	374	59.2%	-40.2%	776	1,308	68.6%

Depreciation & amortization	141	138	139	-1.1%	1.0%	415	411	-1.0%

EBITDA	376	763	513	36.6%	-32.7%	1,191	1,719	44.3%

Leasing	(21)	(19)	(20)	-3.8%	4.3%	(56)	(58)	3.1%
Other adjustments	(0)	1	1	N/A	31.9%	0	3	535.9%

Adjusted EBITDA	355	745	494	39.4%	-33.6%	1,135	1,664	46.6%

Holding results from oil products	48	192	40	-15.9%	-79.0%	217	300	38.2%

Adjusted EBITDA excl. holding results from oil products	307	553	454	48.0%	-17.9%	918	1,364	48.6%

Capex	113	171	226	100.1%	32.5%	245	502	104.7%

Revenues during Q3 totaled US$4,394 million, an increase of 5.4% compared to 2Q22, mainly driven by higher prices of diesel and higher volumes dispatched of gasoline, jet fuel, lubricants, among others.

Refining and logistics costs went up 9.8% q/q, mainly as a result of the inflationary pressure on materials, services and energy costs in our refineries, coupled with higher transportation costs aligned with higher volumes sold of gasoline and jet fuel described above.

Separately, gasoline and diesel imports increased by 75.7% primarily due to higher prices and an even more pronounced increase in volumes. Crude oil purchases (including inter-segment purchases to our Upstream operations) increased by 14.6%, driven by a volume increase of 10.7%, primarly due to an inventory rebuilding and a higher crude oil realization price by 3.7%. Biofuel purchases increased by 20.8% mainly as a result of a higher mandatory biodiesel blend in force since mid-June and higher gasoline volumes sold in the quarter. Non-oil agro purchases decreased by 23.3%, aligned with the contraction in volume sales.

As a result, Downstream adjusted EBITDA, excluding inventories price effects from oil products, totaled US$17.8 per barrel of crude processed, decreasing q/q from US$21.1 per barrel of adjusted EBITDA recorded in the previous quarter. Within the Downstream segment, Refining & Marketing adjusted EBITDA reached US$15.0 per barrel, while Petrochemical business totaled US$2.9 per barrel.

CAPEX:

In 3Q 2022, Downstream capex totaled US$226 million for the quarter, setting a 32.5% increase compared to the second quarter and a 100.1% rise y/y. Out of the total, 64.2% was allocated to refining, 19.4% to logistics, 8.4% to petrochemicals and the remaining 8% to marketing.

During 3Q22, we continued with the execution of the new fuel specifications project, including the construction of a new diesel hydrotreatment unit at the Luján de Cuyo refinery and a gasoline hydrotreatment and revamping of existing gasoline units, in La Plata industrial complex. The purpose of these works is to comply with the new fuel specifications established by Resolution No. 576/2019, which will come in force in 2024. In addition, we moved forward with the revamping of the Topping D Unit of the La Plata refinery, which will allow to process greater shale oil levels and is expected to be ready by 2024. In the same line, we started perliminary works for the revamping of the Topping Unit at the Plaza Huincul refinery, which will also enable us to increase the shale oil processing capacity.

In terms of midstream oil investments, which consolidate within the Downstream segment, we continued moving forward with our strategy of de-bottlenecking the continuous expansion of the Vaca Muerta formation. In that regard, during the quarter we continued advancing with the expansion of Oldelval’s oil pipeline, which will double up the existing evacuation capacity, the Oil Tanking Ebytem’s export terminal, as well as with the construction of the new “Vaca Muerta Norte” oil pipeline, that will connect the core hub blocks with the northern of the Neuquén Province and the trans-Andean oil pipeline.

Finally, during this quarter, we continued improving safety conditions for our people and facilities, complying with the current environmental regulations in refining operations, logistics and dispatch of oil products.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Natural gas as producers (intersegment + third parties)	546	493	585	7.0%	18.6%	1,258	1,466	16.5%
Natural gas retail segment	147	138	150	2.0%	8.9%	313	349	11.5%
Other	51	117	122	141.5%	4.0%	120	325	169.5%

Revenues	744	748	857	15.2%	14.5%	1,692	2,140	26.5%

Depreciation & amortization	(14)	(21)	(20)	45.4%	-5.1%	(38)	(63)	64.2%
Natural gas purchases (intersegment + third parties)	(539)	(490)	(580)	7.6%	18.4%	(1,252)	(1,466)	17.1%
Other	(162)	(197)	(208)	28.1%	5.4%	(393)	(518)	31.8%

Operating income before impairment of assets	29	40	49	70.1%	22.5%	9	92	959.8%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	29	40	49	70.1%	22.5%	9	92	959.8%

Depreciation & amortization	14	21	20	45.4%	-5.1%	38	63	64.2%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	43	61	69	62.1%	13.0%	47	155	229.8%

Leasing	(5)	(6)	(6)	10.6%	0.0%	(16)	(20)	19.3%
Other adjustments	(0)	(1)	(5)	30269.3%	616.5%	3	(6)	N/A

Adjusted EBITDA	37	54	58	56.6%	7.0%	34	130	284.5%

Capex	4	11	27	570.5%	148.5%	14	45	214.9%

Sales of natural gas as producers include domestic and external markets

Revenues during 3Q22 totaled US$857 million, rising 14.5% compared to 2Q22, mainly driven by an increase of 18.6% in sales of natural gas as producers – 68.2% of the segment’s sales - due to a price increase of 12.8%, led by the seasonality factor included in the Plan GasAR, and an expansion of 5.2% in volumes sold.

Natural gas sales from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – 17.5% of segment’s sales – increased by 8.9% q/q mainly driven by higher natural gas volumes dispatched of 5.3% and higher prices of 3.4%.

On a y/y basis, Gas & Power’s revenues increased by 15.2% driven by a 7.0% growth in natural gas sales as producers, a 2.0% expansion of the retail segment sales and a 141.5% increase in other sales, driven by the transfer from the Upstream segment of the sales of propane and butane, now included in the new Midstream gas unit.

Total operating costs, excluding depreciation and amortization, increased by 14.7% q/q primarily due to a 18.4% increase of gas natural purchases, in line with the sales’ growth during 3Q22.

As a whole, Adjusted EBITDA stood at US$58 million, showing a 7.0% growth compared to the US$54 recorded in 2Q22.

CAPEX:

During 3Q22 Gas & Power capex totaled US$27 million, increasing by 148.4% sequentially, mainly focused on the construction of new midstream gas facilities. In that regard, during the quarter we made progress in the development of (i) the “Tex Randall Project”, aimed at increasing the gas processing up to 6 Mm3/d in the core hub blocks and (ii) the Rincón del Mangrullo expansion project, aimed at improving the gas transportation capacity to the regulated system by 5 Mm3/d.

Finally, in September 2022, YPF and Petronas, the national oil and gas company of Malaysia, signed a Memorandum Of Understanding (MOU) and a Joint Study and Development Agreement (JSDA) for an integrated liquefied natural gas (“LNG”) project in Argentina that will involve the potential construction of a LNG terminal, together with the development of upstream unconventional gas projects, the construction of the associated infrastructure (including gas pipelines), as well as the international LNG marketing and trading.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Revenues	224	280	330	47.4%	17.8%	548	845	54.0%

Operating costs and other	(261)	(375)	(448)	71.5%	19.6%	(664)	(1,117)	68.2%

Operating income before impairment of assets	(37)	(94)	(118)	215.7%	25.0%	(116)	(272)	135.4%

Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

Operating income	(37)	(94)	(118)	215.7%	25.0%	(116)	(272)	135.4%

Depreciation & amortization	22	29	23	6.6%	-21.9%	63	73	15.1%
Impairment of assets	—	—	—	N/A	N/A	—	—	N/A

EBITDA	(16)	(65)	(95)	501.2%	46.3%	(53)	(200)	280.1%

Leasing	—	—	—	N/A	N/A	—	—	N/A
Other adjustments	5	18	41	778.6%	130.5%	5	60	1186.1%

Adjusted EBITDA	(11)	(47)	(54)	384.5%	14.4%	(48)	(140)	192.0%

Capex	19	21	66	245.7%	220.8%	39	117	197.8%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate and other adjusted EBITDA represented a loss of US$54 million in 3Q 2022, compared to a loss of US$47 million in 2Q22.

Our subsidiary AESA maintained its adjusted EBITDA q/q as well as the Sand Mining Operations unit. Consequently, the sequential increase in the EBITDA loss was recorded in our corporate areas driven by higher cost explained by the reigning cost pressures.

Moreover, comparing the evolution of the EBITDA y/y, the loss rose almost 400%, primarly driven by some one-off real estate sales recorded the same quarter of last year.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Cash BoP	540	795	667	23.5%	-16.1%	650	611	-6.0%
Net cash flow from operating activities	1,086	1,334	1,585	45.8%	18.8%	3,141	4,352	38.5%
Net cash flow from investing activities	(789)	(1,021)	(990)	25.5%	-3.1%	(1,844)	(2,850)	54.6%
Net cash flow from financing activities	(200)	(379)	(350)	75.3%	-7.6%	(1,247)	(1,100)	-11.8%
FX adjustments & other	(15)	(62)	(78)	429.4%	25.8%	(77)	(180)	133.0%

Cash EoP	623	667	834	33.8%	25.0%	623	834	33.8%

Investment in financial assets	410	575	500	22.0%	-13.0%	410	500	22.0%

Cash + short-term investments EoP	1,034	1,243	1,335	29.1%	7.4%	1,034	1,335	29.1%

FCF	144	310	262	81.7%	-15.3%	740	963	30.1%

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

In 3Q22 we continued the positive trend in our cash flow from operations, which reached US$1,585 million, comfortably covering our investment plan and interest payments, allowing for further net debt reduction. On a sequential basis, the cash flow from operations increased 18.8%, despite flat adjusted EBITDA levels, primarily due to positive working capital variations, the latter resulting from import duties paid in advance the previous quarter.

Net cash flow from investing activities was negative US$990 million, compared to negative US$1,021 million in 2Q22. This decrease, despite the expansion in our investment activity, was mainly driven by lower investments in financial assets. In 3Q21, net cash outflow from investing activities was negative US$789 million, significantly lower than 3Q22, mainly driven by the expansion in our CAPEX plan.

Net cash flow from financing activities amounted to negative US$350 million in 3Q22, standing at similar levels to those recorded in the previous quarter.

As a result, free cash flow before debt financing reached US$262 million during the quarter, being positive for the tenth consecutive quarter. This improvement was achieved through a very strong profitability level, partially compensated by the increase of our investment plan, remaining on track to meet the target of the year.

In terms of liquidity, our cash and short-term investments stood at US$1,335 million by the end of September, an increase of US$92 million when compared to the previous quarter, including US$500 million of sovereign bonds and treasury notes.

In terms of cash management, during the quarter we continued with an active asset management approach to minimize FX exposure, considering the regulations in force that prevent us from holding a larger portion of our liquidity in foreign currency. In that sense, in a context of limited available dollarized instruments in the local market and given the high level of liquidity that continued during this quarter, we ended up with a consolidated net FX exposure of 31.0% of total liquidity. Nevertheless, if we consider the liquidity invested in inflation indexed instruments as a proxy-hedge to FX risk, the net exposure falls to 22.0%.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Q/Q Δ
Short-term debt	1,092	766	857	11.8%
Long-term debt	6,397	6,320	6,133	-3.0%

Total debt	7,489	7,085	6,989	-1.4%

Avg. Interest rate for AR$-debt	35.1%	42.4%	56.2%
Avg. Interest rate for US$-debt	7.5%	7.9%	7.9%
% of debt in AR$	5%	3%	2%

Cash + short term investments	1,034	1,243	1,335	7.4%

% of cash in AR$	60%	62%	62%

Net debt	6,455	5,843	5,655	-3.2%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of September 30th, 2022, YPF’s consolidated net debt totaled US$5,655 million, decreasing by US$188 million q/q. On a year over year basis, the total reduction in our net debt reached US$801 million and, when comparing the 10 last consecutive quarters with positive free cash flow, the cumulative net debt reduction totals the staggering amount of US$1,985 million.

On the same note, in 3Q22 we delivered further reduction in our net leverage position, reaching a ratio of 1.18x net debt to 12-month adjusted EBITDA, showcasing the tremendous recovery in our operating and financial performance, after peaking a net leverage ratio of 4.9x in 1Q21. In addition, our liquidity position covers our debt amortizations for the following 18 months.

Additionally, in October 2022, the local rating agency Fix increased our local issuer rating by two notches to AAA from AA+. Moreover, the rating agency Moody’s announced a change in YPF’s outlook to positive from stable, in both cases, highlighting the continuous improvement in operating and financial performance, as well as the tremendous growth opportunities for the mid and log term.

Regarding our maturity profile, as of September 30th, 2022, we faced total maturities of US$52 million for the remaining three months of 2022, mainly consisting in trade financing facilities. Moreover, for 2023 we face total maturities of US$941million, mainly consisting of both local and international bonds amortizations (accounting for a 76% of total).

The following chart shows the consolidated principal debt maturity profile of the company as of September 30th, 2022, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED INCOME STATEMENT

Income Statement Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Revenues	3,621	4,855	5,179	43.0%	6.7%	9,618	13,669	42.1%

Costs	(2,820)	(3,444)	(3,784)	34.2%	9.9%	(7,697)	(10,067)	30.8%

Gross profit	801	1,411	1,394	74.0%	-1.1%	1,921	3,601	87.5%

Selling expenses	(280)	(377)	(384)	37.1%	1.9%	(780)	(1,015)	30.1%
Administrative expenses	(117)	(159)	(171)	45.7%	7.2%	(335)	(468)	39.7%
Exploration expenses	(10)	(13)	(19)	92.2%	45.2%	(20)	(43)	110.6%
Impairment of property, plant and equipment and intangible assets	—	—	(104)	N/A	N/A	—	(104)	N/A
Other operating results, net	34	(12)	(16)	N/A	36.3%	30	(41)	N/A

Operating income	428	850	701	63.8%	-17.6%	816	1,930	136.6%

Income of interests in companies and joint ventures	45	133	145	225.4%	8.7%	117	393	235.6%
Financial Income	157	455	641	307.2%	40.8%	617	1,397	126.5%
Financial Cost	(304)	(510)	(618)	102.8%	21.1%	(1,046)	(1,530)	46.3%
Other financial results	65	51	92	41.3%	80.3%	182	200	9.8%
Financial results, net	(82)	(4)	115	N/A	N/A	(247)	67	N/A

Net profit before income tax	390	979	960	146.2%	-1.9%	686	2,390	248.5%

Income tax	(153)	(181)	(282)	84.2%	55.8%	(966)	(666)	-31.1%

Net profit for the period	237	798	678	186.3%	-15.0%	(280)	1,724	N/A

Net profit for shareholders of the parent company	232	790	677	192.4%	-14.3%	(271)	1,717	N/A
Net profits for non-controlling interest	5	8	1	-81.0%	-87.5%	(10)	7	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.59	2.01	1.72	191.5%	-14.4%	(0.69)	4.37	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Income Statement Unaudited Figures, in AR$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Revenues	353,558	578,011	719,440	103.5%	24.5%	904,321	1,685,620	86.4%

Costs	(275,354)	(410,626)	(527,339)	91.5%	28.4%	(722,825)	(1,241,107)	71.7%

Gross profit	78,204	167,385	192,101	145.6%	14.8%	181,496	444,513	144.9%

Selling expenses	(27,369)	(44,888)	(53,453)	95.3%	19.1%	(73,335)	(125,565)	71.2%
Administrative expenses	(11,522)	(19,218)	(24,377)	111.6%	26.8%	(31,559)	(58,369)	85.0%
Exploration expenses	(963)	(1,553)	(2,593)	169.3%	67.0%	(1,926)	(5,269)	173.6%
Impairment of property, plant and equipment and intangible assets	—	—	(14,108)	N/A	N/A	—	(14,108)	N/A
Other operating results, net	3,286	(1,370)	(2,158)	N/A	57.5%	2,955	(4,985)	N/A

Operating income	41,636	100,356	95,412	129.2%	-4.9%	77,631	236,217	204.3%

Income of interests in companies and joint ventures	4,358	15,465	19,038	336.9%	23.1%	10,913	46,732	328.2%
Financial Income	15,374	53,736	87,286	467.8%	62.4%	57,035	173,132	203.6%
Financial Cost	(29,862)	(60,960)	(86,026)	188.1%	41.1%	(97,633)	(190,023)	94.6%
Other financial results	6,535	7,017	15,478	136.8%	120.6%	17,482	28,827	64.9%
Financial results, net	(7,953)	(207)	16,738	N/A	N/A	(23,116)	11,936	N/A

Net profit before income tax	38,041	115,614	131,188	244.9%	13.5%	65,428	294,885	350.7%

Income tax	(15,070)	(21,551)	(39,006)	158.8%	81.0%	(90,966)	(82,223)	-9.6%

Net profit for the period	22,971	94,063	92,182	301.3%	-2.0%	(25,538)	212,662	N/A

Net profit for shareholders of the parent company	22,500	93,087	91,896	308.4%	-1.3%	(24,583)	211,586	N/A
Net profits for non-controlling interest	471	976	286	-39.3%	-70.7%	(955)	1,076	N/A
Earnings per share attributable to shareholders of the parent company (basic and diluted)	57.33	236.84	233.72	3.08	(0.01)	(62.60)	538.25	N/A

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-21	30-Sep-22	31-Dec-21	30-Sep-22
Non-current Assets
Intangible assets	419	412	43,014	60,612
Properties, plant and equipment	16,003	16,625	1,642,259	2,447,475
Assets for leasing	519	499	53,260	73,535
Investments in companies and joint ventures	1,529	1,866	156,925	274,672
Deferred tax assets, net	19	6	1,921	911
Other receivables	190	45	19,549	6,645
Trade receivables	43	10	4,363	1,478
Investment in financial assets	25	201	2,534	29,616

Total Non-current Assets	18,747	19,664	1,923,825	2,894,944

Current Assets
Assets held for disposal	1	0	103	0
Inventories	1,500	2,001	153,927	294,515
Contract assets	13	1	1,360	184
Other receivables	616	614	63,259	90,342
Trade receivables	1,305	1,673	133,904	246,349
Investment in financial assets	497	500	51,012	73,676
Cash and cash equivalents	611	834	62,678	122,793

Total Current Assets	4,543	5,623	466,243	827,859

Total Assets	23,290	25,287	2,390,068	3,722,803

Shareholders’ Equity
Shareholders’ contributions	102	65	10,504	9,561
Reserves, other comprehensive income and retained earnings	8,082	9,953	829,388	1,465,214
Non-controlling interest	80	101	8,226	14,807

Total Shareholders’ Equity	8,265	10,118	848,118	1,489,582

Non-current Liabilities
Provisions	2,519	2,548	258,478	375,160
Deferred tax liabilities, net	1,805	796	185,179	117,200
Income tax payable	29	33	3,026	4,858
Other taxes payable	2	1	201	194
Salaries and social security	32	4	3,262	556
Liabilities from leasing	276	247	28,335	36,316
Loans	6,534	6,133	670,535	902,880
Other liabilities	9	8	968	1,239
Accounts payable	9	8	888	1,185

Total non-current Liabilities	11,215	9,778	1,150,872	1,439,588

Current Liabilities
Provisions	188	178	19,297	26,201
Contract liabilities	130	254	13,329	37,362
Income tax payable	13	960	1,336	141,367
Other taxes payable	143	246	14,671	36,226
Salaries and social security	229	245	23,459	36,121
Liabilities from leasing	266	275	27,287	40,454
Loans	845	857	86,680	126,107
Other liabilities	34	10	3,468	1,492
Accounts payable	1,964	2,366	201,551	348,303

Total Current Liabilities	3,811	5,391	391,078	793,633

Total Liabilities	15,026	15,169	1,541,950	2,233,221

Total Liabilities and Shareholders’ Equity	23,290	25,287	2,390,068	3,722,803

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED CASH FLOW STATEMENT

Cash Flow Statement Unaudited Figures, in US$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Operating activities
Net income	237	798	678	186.3%	-15.0%	(280)	1,724	N/A
Income of interests in companies and joint ventures	(45)	(133)	(145)	225.4%	8.7%	(117)	(393)	235.6%
Depreciation of property, plant and equipment	715	631	655	-8.4%	3.9%	2,175	1,875	-13.8%
Depreciation of the right-of-use assets	52	50	56	7.4%	12.5%	151	157	4.1%
Amortization of intangible assets	13	12	11	-16.1%	-12.0%	37	34	-9.0%
Losses of property, plant and equipment and intangible assets and consumption of materials	74	100	111	50.9%	11.5%	244	296	21.4%
Income tax charge	153	181	282	84.2%	55.8%	966	666	-31.1%
Net increase in provisions	49	105	82	66.5%	-22.0%	193	260	34.2%
Impairment of property, plant and equipment and intangible assets	—	—	104			—	104	N/A
Interest, exchange differences and others	105	126	(129)	N/A	N/A	270	5	-98.1%
Stock compensation plans	1	0	3	551.3%	607.0%	3	4	38.9%
Accrued insurance	—	—	—	N/A	N/A	—	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(21)	—	N/A
Results for assignment of participation in areas	(11)	—	—	N/A	N/A	(16)	—	N/A
Results from sales of assets held for disposal	(25)	—	—	N/A	N/A	(58)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in assets and liabilities
Trade receivables	(123)	(231)	(181)	47.9%	-21.4%	(264)	(526)	98.8%
Other receivables	(29)	(135)	(69)	134.7%	-49.0%	(67)	(47)	-29.6%
Inventories	(95)	(210)	(271)	186.1%	29.3%	(206)	(483)	134.2%
Accounts payable	(53)	80	312	N/A	290.8%	75	373	400.2%
Other taxes payable	(15)	(58)	27	N/A	N/A	19	146	654.7%
Salaries and Social Security	16	17	32	107.0%	89.1%	1	16	1339.7%
Other liabilities	(24)	(4)	(2)	-90.2%	-42.6%	(68)	(26)	-62.5%
Decrease in provisions for payments / utilization	(14)	(32)	(47)	235.2%	49.7%	(45)	(109)	144.5%
Contract Assets	3	(4)	14	384.9%	N/A	(3)	6	N/A
Contract Liabilities	104	(19)	61	-41.3%	N/A	111	210	88.9%
Dividends received	—	64	2	N/A	-97.1%	40	66	63.1%
Insurance charge for loss of profit	—	—	—	N/A	N/A	5	1	-80.2%
Income tax payments	(1)	(4)	(2)	40.4%	-52.5%	(4)	(8)	97.1%

Net cash flow from operating activities	1,086	1,334	1,585	45.8%	18.8%	3,141	4,352	38.5%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(702)	(820)	(1,049)	49.5%	28.0%	(1,695)	(2,654)	56.6%
Contributions and acquisitions of interests in companies and joint ventures	—	—	(0)	N/A	N/A	—	(0)	N/A
Proceeds from sales of financial assets	103	195	168	63.7%	-13.8%	327	396	20.9%
Payments for the acquisition of financial assets	(209)	(416)	(140)	-33.1%	-66.4%	(547)	(644)	17.6%
Interest received from financial assets	5	17	29	490.6%	67.3%	40	47	17.6%
Collection for participation in areas and sale of assets	14	2	2	-82.6%	36.8%	32	6	-81.2%

Net cash flow from investing activities	(789)	(1,021)	(990)	25.5%	-3.1%	(1,844)	(2,850)	54.6%

Financing activities
Payment of loans	(231)	(232)	(66)	-71.3%	-71.5%	(1,310)	(756)	-42.3%
Payment of interests	(183)	(126)	(183)	0.0%	44.5%	(513)	(482)	-5.9%
Proceeds from loans	286	9	47	-83.7%	439.2%	802	410	-48.9%
Account overdraft, net	—	54	(47)	N/A	N/A	—	(0)	N/A
Acquisition of own shares	—	—	(6)	N/A	N/A	—	(6)	N/A
Payment of leasing	(72)	(80)	(93)	28.9%	15.4%	(225)	(258)	14.7%
Payment of interests related to income tax	(0)	(2)	(2)	805.9%	-1.1%	(0)	(5)	972.8%

Net cash flow from financing activities	(200)	(379)	(350)	75.3%	-7.6%	(1,247)	(1,100)	-11.8%

Effect of changes in exchange rates on cash and cash equivalents	3	26	45	1229.1%	71.7%	20	86	329.0%
Translation adjustments	(18)	(88)	(123)	579.2%	39.4%	(97)	(266)	173.6%
Increase (decrease) in cash and cash equivalents	83	(128)	167	100.7%	N/A	(26)	223	N/A
Cash and cash equivalents at the beginning of the period	540	795	667	23.5%	-16.1%	650	611	-6.0%

Cash and cash equivalents at the end of the period	623	667	834	33.8%	25.0%	623	834	33.8%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Cash Flow Statement Unaudited Figures, in AR$ million	3Q21	2Q22	3Q22	Y/Y Δ	Q/Q Δ	9M21	9M22	Y/Y Δ
Operating activities
Net income	22,971	94,063	92,182	301.3%	-2.0%	(25,538)	212,662	N/A
Income of interests in companies and joint ventures	(4,358)	(15,465)	(19,038)	336.9%	23.1%	(10,913)	(46,732)	328.2%
Depreciation of property, plant and equipment	69,548	74,560	89,569	28.8%	20.1%	202,975	226,938	11.8%
Depreciation of the right-of-use assets	5,092	5,894	7,625	49.7%	29.4%	14,074	18,910	34.4%
Amortization of intangible assets	1,246	1,492	1,621	30.1%	8.6%	3,485	4,295	23.2%
Losses of property, plant and equipment and intangible assets and consumption of materials	7,151	11,738	15,074	110.8%	28.4%	22,706	35,915	58.2%
Income tax charge	15,070	21,551	39,006	158.8%	81.0%	90,966	82,223	-9.6%
Net increase in provisions	4,800	12,430	11,165	132.6%	-10.2%	17,978	31,248	73.8%
Impairment of property, plant and equipment and intangible assets	—	—	14,108	N/A	N/A	—	14,108	N/A
Interest, exchange differences and others	9,966	14,033	(19,817)	N/A	N/A	25,155	(5,019)	N/A
Stock compensation plans	51	57	464	809.8%	714.0%	292	574	96.6%
Accrued insurance	—	—	—	N/A	N/A	—	—	N/A
Results from exchange of debt instruments	—	—	—	N/A	N/A	(1,855)	—	N/A
Results for assignment of participation in areas	(1,027)	—	—	N/A	N/A	(1,499)	—	N/A
Results from sales of assets held for disposal	(2,428)	—	—	N/A	N/A	(5,549)	—	N/A
Results from exchange of financial instruments	—	—	—	N/A	N/A	—	—	N/A
Changes in assets and liabilities
Trade receivables	(11,916)	(27,199)	(24,619)	106.6%	-9.5%	(25,352)	(63,891)	152.0%
Other receivables	(2,851)	(15,902)	(9,345)	227.8%	-41.2%	(5,912)	(8,600)	45.5%
Inventories	(9,202)	(24,708)	(36,774)	299.6%	48.8%	(19,551)	(61,767)	215.9%
Accounts payable	(5,134)	9,405	42,318	N/A	350.0%	5,799	49,781	758.4%
Other taxes payable	(1,453)	(6,886)	3,675	N/A	N/A	1,275	15,725	1133.3%
Salaries and Social Security	1,507	2,001	4,357	189.1%	117.7%	304	2,804	822.4%
Other liabilities	(2,369)	(492)	(325)	-86.3%	-33.9%	(6,339)	(2,841)	-55.2%
Decrease in provisions for payments / utilization	(1,373)	(3,729)	(6,428)	368.2%	72.4%	(4,127)	(13,367)	223.9%
Contract Assets	283	(441)	1,917	577.4%	N/A	(265)	1,060	N/A
Contract Liabilities	10,099	(2,231)	8,283	-18.0%	N/A	10,815	23,934	121.3%
Dividends received	—	7,540	256	N/A	-96.6%	3,794	7,796	105.5%
Insurance charge for loss of profit	—	—	—	N/A	N/A	515	116	-77.5%
Income tax payments	(129)	(463)	(253)	96.1%	-45.4%	(387)	(972)	151.2%

Net cash flow from operating activities	105,544	157,248	215,021	103.7%	36.7%	292,846	524,900	79.2%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(68,176)	(96,612)	(142,371)	108.8%	47.4%	(158,792)	(322,612)	103.2%
Contributions and acquisitions of interests in companies and joint ventures	—	—	(40)	N/A	N/A	—	(4,676)	N/A
Proceeds from sales of financial assets	9,972	22,980	22,808	128.7%	-0.7%	30,512	49,261	61.4%
Payments for the acquisition of financial assets	(20,284)	(48,976)	(18,955)	-6.6%	-61.3%	(51,287)	(77,340)	50.8%
Interest received from financial assets	475	2,034	3,919	725.1%	92.7%	3,696	6,042	63.5%
Collection for participation in areas and sale of assets	1,376	212	334	-75.7%	57.5%	3,010	723	-76.0%

Net cash flow from investing activities	(76,637)	(120,362)	(134,305)	75.2%	11.6%	(172,861)	(348,602)	101.7%

Financing activities
Payment of loans	(22,401)	(27,381)	(8,987)	-59.9%	-67.2%	(120,045)	(85,115)	-29.1%
Payment of interests	(17,730)	(14,894)	(24,772)	39.7%	66.3%	(47,674)	(58,140)	22.0%
Proceeds from loans	27,741	1,018	6,320	-77.2%	520.8%	73,788	45,068	-38.9%
Account overdraft, net	—	6,332	(6,332)	N/A	N/A	—	(794)	N/A
Acquisition of own shares	—	—	(847)	N/A	N/A	—	(847)	N/A
Payment of leasing	(6,991)	(9,470)	(12,585)	80.0%	32.9%	(20,971)	(31,130)	48.4%
Payment of interests related to income tax	(26)	(289)	(329)	1165.4%	13.8%	(47)	(665)	1314.9%

Net cash flow from financing activities	(19,407)	(44,684)	(47,532)	144.9%	6.4%	(114,949)	(131,623)	14.5%

Effect of changes in exchange rates on cash and cash equivalents	329	3,089	6,108	1756.5%	97.7%	1,844	10,804	485.9%
Increase (decrease) in cash and cash equivalents	9,829	(4,709)	39,292	299.8%	N/A	6,880	60,115	773.8%
Cash and cash equivalents at the beginning of the period	51,669	88,210	83,501	61.6%	-5.3%	54,618	62,678	14.8%

Cash and cash equivalents at the end of the period	61,498	83,501	122,793	99.7%	47.1%	61,498	122,793	99.7%

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q21	2Q21	3Q21	4Q21	Cum. 2021	1Q22	2Q22	3Q22	Cum. 2022
Total Production	Kboe	39,330	41,961	45,591	44,542	171,424	45,523	45,836	46,406	137,765

Crude oil production	Kbbl	18,691	19,125	19,265	19,886	76,967	19,993	20,506	20,680	61,178
NGL production	Kbbl	2,653	3,329	3,832	2,757	12,572	3,979	3,796	3,496	11,271
Gas production	Mm3	2,860	3,102	3,576	3,482	13,020	3,427	3,424	3,535	10,385
Henry Hub	USD/MMBTU	2.7	3.0	4.3	4.8	3.7	4.6	7.5	6.8	14.3
Brent	USD/bbl	61.8	68.8	73.5	79.6	70.7	97.4	111.9	97.8	307.1
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,232	4,365	4,702	4,756	18,055	4,571	4,743	4,920	14,235

Domestic market	Km3	3,993	4,077	4,389	4,396	16,855	4,209	4,416	4,535	13,160
Gasoline	Km3	1,240	1,032	1,263	1,452	4,987	1,410	1,364	1,419	4,193
Diesel	Km3	1,811	1,931	2,084	2,181	8,007	2,030	2,284	2,288	6,602
Jet fuel and kerosene	Km3	65	49	74	107	295	124	115	129	368
Fuel Oil	Km3	102	73	36	5	216	4	13	21	38
LPG	Km3	221	296	278	240	1,035	243	305	298	847
Other (*)	Km3	553	697	654	411	2,316	398	335	379	1,112
Export market	Km3	239	288	313	360	1,200	362	328	385	1,074
Petrochemical naphtha	Km3	0	96	89	20	205	22	53	85	159
Jet fuel and kerosene	Km3	25	27	29	59	140	74	81	89	243
LPG	Km3	74	23	62	154	313	124	28	73	225
Bunker (Diesel and Fuel Oil)	Km3	52	64	78	71	264	94	67	51	211
Other (*)	Km3	88	79	55	56	278	49	100	87	236

Sales of petrochemical products	Ktn	197	173	197	135	703	129	139	115	382

Domestic market	Ktn	116	123	137	114	489	99	111	90	301
Methanol	Ktn	43	57	71	53	224	68	76	54	197
Other	Ktn	73	66	66	60	265	32	35	37	103
Export market	Ktn	81	50	60	22	213	30	27	25	82
Methanol	Ktn	45	18	32	3	98	6	7	4	18
Other	Ktn	37	32	28	19	115	23	21	20	64

Grain, flours and oils	Ktn	294	456	381	238	1,371	271	517	449	1,237

Domestic market	Ktn	11	11	4	7	33	7	39	50	96
Export market	Ktn	284	445	377	232	1,338	264	478	398	1,140

Fertilizers	Ktn	186	328	25	221	760	104	166	242	512

Domestic market	Ktn	186	328	25	221	760	104	166	242	512
Main products imported (YPF stand alone)
Gasolines	Km3	82	6	46	89	223	122	40	49	211
Jet Fuel	Km3	0	4	0	6	9	2	0	1	4
Diesel	Km3	46	155	251	472	924	318	255	448	1,021

Other (*): Principally includes sales of oil and lubricant bases, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer